Compensation Clawback and Recoupment Policy Introduction The Compensation and Benefits Committee (“Committee”) of the Board of Directors of the Company (the “Board”) believes that it is important to the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability. The Committee has therefore adopted this Compensation Clawback and Recoupment Policy (the “Policy”) which provides for the recoupment of compensation in certain circumstances in the event of a restatement of financial results or similar revisions of performance indicators upon which incentive compensation is based. Administration This Policy shall be administered by the Committee. Any determinations made by the Committee shall be final and binding on all affected individuals. Covered Executives This Policy applies to any current or former executive subject to Section 16 the Securities Exchange Act of 1934 employed by the Company or a subsidiary of the Company that is eligible to receive a bonus or inventive-based compensation (the “Executive”). Recoupment; Accounting Restatement The Committee will, to the extent permitted by governing law, in all appropriate cases as determined by the Committee, require reimbursement and/or cancellation of any bonus or other incentive-based compensation subject to this policy, awarded to an Executive where all of the following factors are present: (a) the award was predicated upon the achievement of specified financial results that were subsequently the subject of a restatement of financial results or similar revisions of performance indicators upon which incentive compensation is based, (b) in the Committee’s view, the restatement was the result of fraud, intentional misconduct or negligence that was a substantial contributing cause to the need for the restatement, and (c) a lower award would have been made to the Executive based upon the restated financial results. Compensation Subject to Recovery The amount to be recovered will be the excess of the bonus or incentive-based compensation paid or to be paid to the Executive based on the erroneous data over the bonus or incentive-based compensation that would have been paid to the Executive had it been based on the restated results, as determined by the Committee. If the Committee cannot determine the amount of excess bonus or incentive-based compensation paid to the Executive as a result of the incorrect information that had to be restated, then it will make its determination based on a reasonable estimate of the benefit the Executive received due to that incorrect information.

This recovery may include repayment by the Executive, forfeiture of unvested restricted stock, restricted stock units, unvested stock options or other equity-based awards, reducing severance payable to such executive, and other legal or equitable remedies that might be available to the Company. Bonuses or incentive-based compensation paid or awarded during the three full fiscal years preceding any financial restatement is subject to recoupment under this Policy. Exceptions The Committee shall not seek recovery to the extent it determines (i) that to do so would be unreasonable or (ii) that it would be better for the Company not to do so. Other Remedies Not Precluded Recovering bonuses or incentive-based compensation in accordance with this Policy will not preclude the Company from terminating an Executive employment, seeking to recover damages from the Executive or seeking other available remedies against the Executive as a result of the acts or omissions that contributed to the need for a restatement. Effective Date This policy shall be effective as of the date it is adopted by the Committee and shall apply to incentive-based compensation that is awarded under the 2013 Omnibus Incentive Plan (as such plan may be amended from time to time), as well as any incentive-based compensation not under those plans that is approved, awarded or granted to an Executive on or after the date this Policy is adopted by the Committee. March 21, 2019